Exhibit 99.1

IGI Investor Presentation Second Quarter 2025 August 2025

Forward Looking Statements 2 International General Insurance Holdings Ltd. This presentation release contains “forward - looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995 . The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward - looking statements as predictions of future events . Words such as “ability,” “aim,” “impact,” “seek,” “strategy,” “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “predict,” “potential,” “continue,” “commitment,” “able,” “success” and similar expressions are intended to identify such forward - looking statements . Forward - looking statements contained in this presentation may include, but are not limited to, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding other market conditions, and our growth prospects . These forward - looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results . Most of these factors are outside of the control of IGI and are difficult to predict . Factors that may cause such differences include, but are not limited to : (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates ; (2) competition, the ability of IGI to grow and manage growth profitably, and IGI’s ability to retain its key employees ; (3) changes in applicable laws or regulations ; (4) risks related to fluctuations in global currencies including the UK Pound Sterling, the Euro, and the U . S . Dollar ; (5) the outcome of any legal proceedings that may be instituted against the Company ; (6) the effects of the hostilities between Russia and Ukraine, and the sanctions imposed on Russia by the United States, European Union, United Kingdom and others ; (7) the effects of the military conflict between Israel, Hamas, Hezbollah, and Iran ; (8) the effects of the Houthis disruption of Red Sea international shipping routes ; (9) the impact of the tariffs that have been imposed or may be imposed by the U . S . administration ; (10) the inability to maintain the listing of the Company’s common shares on Nasdaq ; and (11) other risks and uncertainties indicated in IGI’s filings with the SEC . The foregoing list of factors is not exclusive . In addition, forward - looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI . There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward - looking statements . You should not place undue reliance upon any forward - looking statements, which speak only as of the date made . IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward - looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based except to the extent that it is required by law .

IGI At A Glance IGI is a Bermuda - domiciled international specialist insurance and reinsurance group with a demonstrated track record of maximizing shareholder value $700 million Total Assets $2. 1 b il l i o n (2) 10 - Year Average Core ROE (3) 14.0% 10 - Year Average Combined Ratio (3) 87.0% Global Presence, Local Knowledge (1) Full year 2024 (2) At June 30, 2025 (3) 2015 - 2024 gross written premium (1) ~25 lines of business 8 offices worldwide 478 employees (2) Diversified Portfolio 3 International General Insurance Holdings Ltd. NASDAQ: IGIC 20+ years of success Financial Strength Ratings A Stable Outlook A - Stable Outlook

Strategy to Generate Shareholder Value Across Market Cycles Balance Sheet Strength & Stability Consistent Execution of Underwriting Strategy Dynamic Capital Management □ Individual risk underwriting strategy facilitates tighter risk control □ Deep technical capabilities, specialized experience with local expertise in regional markets □ Dynamic cycle and portfolio management focused on strongest margins and rate momentum □ Prudent use of reinsurance to mitigate volatility and manage catastrophe exposure □ Zero financial leverage □ Prudent reserving philosophy □ Conservative investment strategy – high quality, diversified fixed income portfolio; duration and currency management □ Capital held to meet most stringent regulatory / rating agency requirements □ Robust and continual assessment of capital position □ Maintain optimal level of capital for “underwriting first” strategy □ Return excess capital to shareholders in share repurchases and dividends Commitment to long - term total value creation through growth in tangible book value per share plus dividends 4 International General Insurance Holdings Ltd.

Strategic Advantages, Attributes that Generate Sustainable Value 5 International General Insurance Holdings Ltd. ▪ Disciplined underwriting ▪ Agility in portfolio management ▪ Stability in leadership ▪ Flat structure, open communication → efficient decision - making ▪ Compensation structure rewards risk - adjusted profitability ▪ Significant insider ownership → shareholder alignment * ▪ Long - term perspective ▪ Clear vision ▪ Entrepreneurial spirit overlayed with conservative view of risk and volatility ▪ Multi - layered diversification ▪ Preserve capital, mitigate volatility ▪ Commercial lines business only – no personal lines High Performance Culture Founder/ Manager Mindset Commitment to Sustainable Value Creation Specialist Knowledge & Experience ▪ 20+ year history of consistent high - quality shareholder returns * Jabsheh family ownership: 35.8% at June 30, 2025 ▪ Underwriting ‘profit centers’ irrespective of geography of risk; single P&L across IGI Group ▪ Deep technical expertise by line ▪ Early visibility on market changes ▪ Physical presence in multiple regions → cultural compatibility

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

20+ Years of Steady Growth and Success

2001
IGI established by insurance industry veteran Wasef Jabsheh in Amman, Jordan, alongside Waleed Jabsheh;
$25 million capital base

$25mm capital raise

2002
Commenced operations from Jordan underwriting energy, property and engineering business

2005
Assigned BBB rating by S&P

Commenced underwriting Reinsurance business

2006
Established Labuan Branch

2007
Established Bermuda subsidiary

Commenced underwriting Financial Lines business

Purchased majority shareholding of SR Bishop

$75mm capital raise

2008
Assigned A- rating by A.M. Best and BBB+ rating by S&P

Established IGI Dubai

2009
Commenced underwriting General Aviation business and Professional Indemnity business

Acquired SR Bishop and renamed to North Star

2010
Established IGI UK - FSA[1] regulated UK subsidiary

2012-2013
Commenced underwriting Ports & Terminals, and Political Violence business

IGI Dubai commences operations as an agency

2015
S&P raises IGI's financial strength rating to A- (Stable)

2016-2018
Commenced underwriting General Casualty (non-US), Directors' & Officers', Legal Expenses, Renewable Energy business

2019
AM Best upgrades IGI's financial strength ratings to A (Excellent)

$41mm capital raise

2020
Redomiciled to Bermuda and commenced underwriting U.S. E&S business

Nasdaq Listed
Ticker: "IGIC"

Commenced underwriting Marine Trades and Marine Cargo business

2021
Commenced underwriting Contingency business

Established IGI Europe in Malta to access European markets

2022
IGI celebrates 20 years in business

Announced new dividend policy of $0.01 per common share per quarter; share repurchase authorization of 5 million common shares

2023
CEO succession: Waleed Jabsheh named CEO; Wasef Jabsheh named Executive Chairman

Completed acquisition of Norway MGA Energy Insurance Oslo (EIO)

Completed redemption and delisting of IGI Warrants

2024
Increased quarterly common share dividend to $0.025; increased share repurchase authorization to 7.5 million common shares

Declared special common share dividend of $0.50 per share

2025
Celebrated 5 years of trading on Nasdaq - March 18, 2025

Declared special common share dividend of $0.85 per share; increased quarterly dividend to $0.05 per common share

$662 million capital base[2]

$1.05 bn market cap[3]

(1) FCA previously known as FSA
(2) At 6/30/2025
(3) As of 7/28/2025

International General Insurance Holdings Ltd.

6

22% 19% 59% MGA Individual Risk Specialty Treaty Reinsurance $800 $700 $600 $500 $400 $300 $200 $100 $0 2020 2021 2022 2023 2024 6/30/2025 Reinsurance Long - Tail Short - Tail Diversification Reduces Volatility in Earnings IGI writes a diversified portfolio of global specialty risks across a wide range of products and geographies producing a consistent and stable source of earnings across market cycles Gross Premiums Written by Line of Business (1) Gross Premiums Written by Financial Reporting Segment Gross Premiums Written by Geography (1) LTM (2) (2) LTM: Last 12 months 57% 28% 15% 59% 29% 12% 58% 33% 9% 55% 54% 53% 40% 42% 43% $ Millions At June 30, 2025 Professional Lines 26% Financial Institutions 3% Marine Liability 1% Energy 21% Property 14% Marine Cargo 2% General Aviation 2% Ports & Terminals 5% Political Violence 2% Contingency 4% Construction & Engineering 8% Treaty Reinsurance 12% Africa 4% 7 International General Insurance Holdings Ltd. Asia 11% Australasia 3% Caribbean 4% Central America 4% Europe 12% Middle East 10% South America 3% North America 17% (1) Full year 2024 United Kingdom 24% Worldwide 8%

Q2 / 1H 2025 Financial Results Highlights Net Income 1H $61.4 million - 13.2% vs 1H 2024 → lower u/w income due to currency revaluation, higher losses & higher net reinstatement premiums Combined Ratio Q2 90.5% foreign currency revaluation impact of non - US$ loss reserves amounting to 20.7 pts 1H 92.4% foreign currency revaluation impact of non - US$ loss reserves amounting to 14.6 pts Annualized ROE Q2 20.8% - 2.1% vs Q2 2024 Q2 $34.1 million +4% increase over Q2 2024 1H 18.6% - 6.5% vs 1H 2024 Underwriting Income Q2 $35.0 million foreign currency revaluation impact of non - US$ loss reserves amounting to $20.0 m 1H $63.0 million impacted by higher losses & reinstatement premiums, and foreign currency revaluation amounting to $32.4 m Capital Return to Shareholders Book Value per Share Q2 1H $33.5 million $77.0 million dividends and share repurchases dividends, including $0.85 (1.3m shares in Q2) extraordinary dividend in Q1, and share repurchases (1.5m shares) $15.36 +4.8% increase from March 31, 2025; +3.4% increase from December 31, 2024 8 International General Insurance Holdings Ltd.

87.9% 86.9% 84.3% 87.1% 105.0% 88.7% 94.1% 89.3% 86.4% 78.5% 76.7% 79.9% $300 $200 $100 $0 $400 $500 $600 $700 $800 2013 2014 2015 2016 2017 2018 2019 2021 2022 2023 Reinsurance Long - Tail 2020 Short - Tail * Combined ratio at 1H 2025 (1) Represents difference in average combined ratios for the period 2015 – Q2 2025 between IGIC and peers. Peers include: MKL, ACGL, WRB, EG, RNR, HSX, AXS, RLI, BEZ, KNSL, LRE, HG, Lloyd’s of London. (2) LTM = Last 12 Months Strong Cycle Management $ Millions 9 International General Insurance Holdings Ltd. 2024 6/30/2025 LTM (2) Consistent Execution of Underwriting Strategy and Cycle Management Demonstrated track record of profitable growth and diversification supported by underwriting discipline and strong cycle management . Specialist underwriting strategy results in a ~4 pt combined ratio advantage (1) relative to industry 92.4% *

$39.6 $40.5 $61.5 $161.3 $99.0 $66.5 $99.2 $112.3 $125.0 $116.0 $144.0 $100.0 86% 84% 87% 105% 89% 94% 89% 86% 78% 77% 80% $40 $20 $0 $60 $80 $100 $120 $140 $160 $180 '14 '17 '19 1H '25 Specialist Individual Risk Strategy Protects Capital and Optimizes Profitability 2017 Hurricanes Harvey, Irma, Maria '18 Weather '20 '21 '22 Earthquakes / Tsunamis '23 '24 Man - made '15 '16 IGIC Combined Ratio Industry Cat Losses $ Billions 2022 Hurricane Ian 2024 Hurricanes Debby, Milton, flooding in Europe, UAE 2025 California wildfires Underwriting discipline backed by in - depth risk assessment , prudent use of reinsurance has resulted in a demonstrated track record of profitable growth and consistently superior returns in heavy catastrophe loss years 10 International General Insurance Holdings Ltd. * Combined ratio at 1H 2025 Data source : Swiss Re Institute, PCS, Insurance Information Institute, A.M. Best, AON Global Cat Recap, IGI. 92% *

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

Well-Positioned for Future Total Value Creation Opportunities

Global Presence	❖ Growth in U.S. business written from London/Bermuda - specialty treaty reinsurance and short-tail lines; no US liability business ❖ Continued penetration in regional markets across Asia Pacific and MENA - enhanced by additional resources on the ground providing cultural compatibility
Capitalize on Market Opportunities	❖ Steady growth in reinsurance where conditions remain strong, some growth in certain short-tail and long-tail lines where conditions are more competitive ❖ Continued focus on expanding product lines, particularly in regional markets ❖ Demonstrated ability to shift underwriting focus with market opportunities
Continued Focus on Diversification and Growth	❖ Continued growth in regional markets, build out of teams/diversified expertise ❖ Buildout of treaty reinsurance business from Bermuda platform ❖ Presence at Lloyd's facilitates access to new opportunities, market intel ❖ Single "hub" approach promotes efficiency in decision-making across markets ❖ Continuous evaluation of opportunities to grow/diversify within risk appetite
Prudent Capital Management	❖ Efficient use of capital, prioritizing profitable growth in underwriting first, then returning capital to shareholders through dividends and share repurchases ❖ Repurchases 2022–6/30/2025 = 6,710,425 common shares; repurchased 1,342,771 common shares in Q2 2025; utilized ~90% of current 7.5m authorization ❖ Consistent growth in quarterly common share dividends; ad hoc consideration of extraordinary dividends

International General Insurance Holdings Ltd.

11

Balance Sheet Management: Conservative Investment Strategy Investment portfolio managed conservatively to ensure on - going ability to pay claims and improve returns while avoiding undue risk Average Credit Quality: A Duration: 3.5 Years Asset Allocation Total Investment Portfolio Credit Quality Bond Portfolio Total Investment Portfolio of $1.265 Billion 6/30/2025 Geographic Diversification Bond Portfolio AAA 2% AA 27% A 59% BBB 12% Non - Investment Grade / Unrated <1% North America 40% UK 10% Europe 17% Australasia 17% Middle East 15% Worldwide 1% Cash & Cash Equivalents 13% Term Deposits 3% 12 International General Insurance Holdings Ltd. Fixed Income Securities 81% Equity Securities 3% Real Estate<1%

45% 54% 2020 Q2 2025 Balance Sheet Management: Prudent Reserving Philosophy History of Favourable Reserve Development Conservative approach to reserving and releasing reserves; reserves released gradually over time, only fully released once losses are fully developed. Specialty long - tail portfolio provides diversification to short - tail exposures. Cautious view of long - tail exposures; avoid US liability business altogether; average tail of long - tail portfolio is ~6 - 8 years Decrease in level of favourable development 2018 - 2021 reflects the build up of reserves in long - tail lines following significant growth of long - tail portfolio starting in 2017 $27 $23 $9 $6 $6 $16 $42 $39 $37 $20 17% 16% 5% 3% 2% 5% 11% 9% 8% 9% 2016 2017 Net IBNR as % of Total Net Reserves 2018 2019 2020 2021 2022 2023 2024 6/30/2025 Favourable Development / NPE 13 International General Insurance Holdings Ltd.

IFC AIZ KNSL PGR FFH AMSF AFG UVE CB PLMR BRK/B BOW WRB HIG TRV RLI ALL MKL IGIC ACGL ORI SIGI HCI THG EG RNR CNA DFY SAFT EIG FIHL MCY LRE CINF KMPR HMN AXS AIG DGICA HG SPNT GBLI GLRE PRA JRVR WTM UFCS Consistent High - quality Returns with Lower Volatility 10 - Year Total Value Creation Return on Tangible Equity and Sharpe Ratio 2015 - 2024 14 International General Insurance Holdings Ltd. Lower Volatility, Higher Returns Higher Volatility, Higher Returns Higher Volatility, Lower Returns Lower Volatility, Lower Returns Source: Dowling Research. Note: The chart represents 10 - year average ROTE and Sharpe ratio. Sharpe ratio is estimated as the difference between 10 Year average ROTE and 10 Year Mean U.S. Treasury, divided by the Company’s ROTE Standard Deviation.

$9.30 $10.43 $10.72 $11.36 $12.17 $10.20 $11.06 $12.01 $15.45 $18.48 $10 $15 $20 12.1% 10.3% 0.1% 9.8% 7.0% 10.3% 14.3% 23.7% 28.1% 24.2% 5% 0% 10% 15% 20% 25% 30% 35% 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 Track Record of Maximizing Total Value Creation 10 Year Average Core Operating ROE 2015 – 2024 : 14.0% 10 Year CAGR* 2015 – 2024: 7.1% Core Operating Return on Average Shareholders’ Equity Public listing on Nasdaq (1) $5 $0 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 * CAGR = Compound Annual Growth Rate (1) IGI completed a business combination with Tiberius Acquisition Corp. and began trading on Nasdaq on March 18, 2020. As a result of the Business Combination, $41 million of capital was raised; in addition, IGI’s total shares outstanding were reduced causing a dilutive impact of approximately 33%. Tangible Book Value Per Share plus Dividends 15 International General Insurance Holdings Ltd.

Commitment to Social Responsibility and Governance IGI Values are Embedded Throughout the Company Our purpose: “To provide peace of mind in times of uncertainty.” This is core to our values , our business, and our corporate character . We have a long track record of supporting our people and our communities . Mature governance structure: □ Majority independent Board, well - defined committees and charters □ Robust corporate policies – subject to regular review □ ESG Committee meets quarterly, reports to Executive Committee and Board History of community and social support: □ Significant investment in support of arts, education, and health initiatives □ Culture of participation and giving back to the communities where our people live and work Long standing commitment to Diversity & Inclusion: □ Diversified workforce: culture, gender, religion, race, age, etc. □ Annual support of Lloyds of London ‘Dive In Festival’ supporting D&I in insurance; designated country lead for future ‘Dive In’ events in Jordan Sustainability: □ ESG Committee progressing sustainability and climate risk initiatives 16 International General Insurance Holdings Ltd.

APPENDIX

Selected Financial Data

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

	IFRS				U.S. GAAP				U.S. GAAP (Unaudited)		U.S. GAAP (Unaudited)	
	Year Ended December 31,				Year Ended December 31,				Six Months Ended June 30,		Quarter ended June 31,	
($ in mm)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2024	2025	2024
Operating Results:												
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$537.2	$582.0	$688.7	$700.1	$394.3	$387.2	$187.8	$205.6
Underwriting Income	$23.6	$56.1	$52.0	$77.4	$104.0	$148.6	$183.1	$187.5	$63.0	$97.3	$35.0	$45.3
Core Operating Income	**$0.3**	**$29.5**	**$21.6**	**$35.6**	**$53.0**	**$93.9**	**$133.8**	**$144.8**	**$42.2**	**$73.3**	**$22.8**	**$33.2**
Core Operating Return on Equity (1)	**0.1%**	**9.8%**	**7.0%**	**10.3%**	**14.3%**	**23.7%**	**28.1%**	**24.2%**	**12.8%**	**26.0%**	**13.9%**	**23.2%**
Key Metrics:												
Loss Ratio	59.2%	46.5%	54.8%	53.5%	51.4%	41.9%	42.3%	44.7%	54.3%	42.0%	53.2%	45.1%
Net policy acquisition expense ratio	24.7%	22.9%	21.1%	19.2%	17.7%	18.7%	16.8%	16.5%	18.0%	16.8%	16.3%	17.7%
G&A expense ratio	21.1%	19.3%	18.2%	16.6%	17.3%	17.9%	17.6%	18.7%	20.1%	18.9%	21.0%	18.4%
Combined Ratio	**105.0%**	**88.7%**	**94.1%**	**89.3%**	**86.4%**	**78.5%**	**76.7%**	**79.9%**	**92.4%**	**77.7%**	**90.5%**	**81.2%**
Financial Position:												
Investments and Cash Portfolio	$489.6	$505.0	$604.7	$775.3	$886.6	$958.8	$1,132.7	$1,292.7	$1,265.2	$1,214.8	$1,265.2	$1,214.8
Debt	--	--	--	--	--	--	--	--	--	--	--	--
Shareholders' Equity	$301.4	$301.2	$312.1	$381.0	$381.1	$411.0	$540.5	$654.8	$662.2	$588.2	$662.2	$588.2
Book Value per Share	--	--	--	$8.39	$8.38	$9.07	$12.40	$14.85	$15.36	$13.31	$15.36	$13.31
Select Ratios:												
Retention Ratio (NPW / GPW)	*58.4%*	*67.4%*	*72.2%*	*72.4%*	*70.6%*	*67.5%*	*72.2%*	*69.9%*	*70.6%*	*75.8%*	*64.3%*	*73.1%*
Premium Leverage (NPE / Shareholders' Equity)(2)	*48.7%*	*60.8%*	*71.6%*	*90.8%*	*94.0%*	*98.8%*	*108.8%*	*89.4%*	*69.6%*	*87.5%*	*70.2%*	*90.2%*
Debt-to-Total Capitalization Ratio	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*	*0.0%*

International General Insurance Holdings Ltd.

18

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

Summary Income Statement

	IFRS Year Ended December 31,				U.S. GAAP Year Ended December 31,				U.S. GAAP Six Months ended June 30,		U.S. GAAP Quarter ended June 30,	
($ in mm)	2017	2018	2019	2020	2021	2022	2023	2024	2025	2024	2025	2024
Gross Written Premiums	$275.1	$301.6	$349.2	$467.3	$537.2	$582.0	688.7	$700.1	$394.3	$387.2	$187.8	$205.6
Ceded Written Premium	(114.3)	(98.2)	(97.1)	(128.9)	(157.9)	(189.2)	(191.5)	(210.6)	(116.0)	(93.8)	(67.1)	(55.4)
Net Written Premiums	**$160.8**	**$203.4**	**$252.2**	**$338.4**	**$379.3**	**$392.8**	**$497.2**	**$489.5**	**$278.3**	**$293.4**	**$120.7**	**$150.2**
Net Change in Unearned Premiums	(14.0)	(20.1)	(36.6)	(54.9)	(42.7)	(16.4)	(50.0)	(6.4)	(50.5)	(57.0)	(5.7)	(28.4)
Net Premiums Earned	**$146.7**	**$183.3**	**$215.5**	**$283.5**	**$336.6**	**$376.4**	**$447.2**	**$483.1**	**$227.8**	**$236.4**	**$115.0**	**$121.8**
Net Loss and Loss Adjustment Expenses	(86.9)	(85.3)	(118.1)	(151.7)	(173.0)	(157.6)	(189.1)	(216.1)	(123.8)	(99.3)	(61.2)	(54.9)
Net Policy Acquisition Expenses	(36.2)	(42.0)	(45.4)	(54.4)	(59.6)	(70.2)	(75.0)	(79.5)	(41.0)	(39.8)	(18.8)	(21.6)
Underwriting Income	**$23.6**	**$56.1**	**$52.0**	**$77.4**	**$104.0**	**$148.6**	**$183.1**	**$187.5**	**$63.0**	**$97.3**	**$35.0**	**$45.3**
Net Investment Income	13.6	9.4	13.0	8.5	11.0	14.4	50.2	53.9	32.6	28.8	17.1	13.5
General & Administrative Expenses	(30.9)	(35.4)	(39.3)	(46.9)	(58.2)	(67.2)	(78.9)	(90.4)	(45.8)	(44.6)	(24.2)	(22.4)
Listing Associated Extraordinary Expenses	-	-	(4.8)	(3.4)	-	-	-	-	-	-	-	-
Other Expenses, net	(1.8)	(1.2)	(1.4)	(4.4)	(2.2)	(1.6)	(3.7)	(4.1)	(1.9)	(1.7)	(0.9)	(0.7)
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	(4.4)	0.7	4.6	(27.3)	(4.9)	-	(3.2)	-	(1.1)
Change in allowance for credit losses on receivables	-	-	-	-	(3.3)	(3.2)	(2.5)	(1.5)	(1.8)	(1.6)	(2.4)	(1.4)
Gain / (Loss) on Foreign Exchange	2.6	(3.4)	5.7	2.5	(3.4)	(3.5)	5.1	(8.1)	17.3	(3.9)	10.1	0.4
Income Before Tax	**$7.0**	**$25.6**	**$25.3**	**$29.3**	**$48.6**	**$92.1**	**$126.0**	**$132.4**	**$63.4**	**$71.1**	**$34.7**	**$33.6**
Tax Credit / (Expense)	0.0	(0.1)	(1.7)	(2.1)	(1.8)	(2.9)	(7.8)	2.8	(2.0)	(0.4)	(0.6)	(0.8)
Net Income	**$7.0**	**$25.5**	**$23.6**	**$27.2**	**$46.8**	**$89.2**	**$118.2**	**$135.2**	**$61.4**	**$70.7**	**$34.1**	**$32.8**

International General Insurance Holdings Ltd.

19

Reconciliation – Core Operating Earnings

PROVIDING PEACE OF MIND IN TIMES OF UNCERTAINTY

	IFRS			
	Year Ended December 31,			
($ in mm)	2017	2018	2019	2020
Net Income for the period	**$7.0**	**$25.5**	**$23.6**	**$27.2**
Net Realized Losses / (Gains) on Investments (tax adjusted)	(3.1)	(1.3)	(1.0)	(0.9)
Net Impairment Losses Recognized in Earnings	0.1	0.0	(0.0)	-
Unrealized Loss (Gain) on Revaluation on Financial Assets[1]	-	0.9	(1.6)	-
Change in Allowance for Credit Losses on Investments	-	-	-	0.3
Unrealized Losses / (Gains) on Investments (tax adjusted)[1]	(0.1)	-	-	-
Fair Value Losses / (Gains) on investment properties	-	-	0.3	2.0
Fair value (Gain) / Loss on investment properties held through associates	(1.0)	0.9	0.4	1.5
Changes in Fair Value of Derivative Financial Liabilities	-	-	-	4.4
Net Foreign Exchange (Gain) / Loss (Tax Adjusted)[1]	(2.6)	3.4	(4.9)	(2.3)
Listing Associated Extraordinary Expenses[2]	-	-	4.8	3.4
Core Operating Income	**$0.3**	**$29.5**	**$21.6**	**$35.6**

	U.S. GAAP					
	Year Ended December 31,				Quarter Ended June 30,	
($ in mm)	2021	2022	2023	2024	2025	2024
Net Income For the Period	**$46.8**	**$89.2**	**$118.2**	**$135.2**	**$34.1**	**$32.8**
Net realized (gain) loss on investments (tax adjusted) [1]	(0.3)	0.7	(6.7)	(0.6)	(0.3)	(0.1)
Net unrealized (gain) loss on investments (tax adjusted) [1]	3.8	5.4	(2.6)	(1.4)	(2.3)	(0.5)
Change in allowance for credit losses on investments (tax adjusted)[1]	0.1	0.4	(0.4)	-	(0.3)	0.3
Change in fair value of derivative financial liabilities	(0.7)	(4.6)	27.3	4.9	-	1.1
Expenses related to conversion of warrants in cash [3]	--	--	1.9	-	-	-
Net foreign exchange loss (gain) (tax adjusted) [1]	3.3	2.8	(3.9)	6.7	(8.4)	(0.4)
Core Operating Income	**$53.0**	**$93.9**	**$133.8**	**$144.8**	**$22.8**	**$33.2**

(1) Represents a non-GAAP financial measure as the line item balances reported in the "Summary Income Statement" have been adjusted for the related tax impact.
(2) Related to the business combination with Tiberius Acquisition Corp. in March 2020.
(3) This expense is included in the 'Other expenses' line item in the consolidated income statements.

International General Insurance Holdings Ltd.

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Contact Us 21 International General Insurance Holdings Ltd. Investor Inquiries: Robin Sidders Head of Investor Relations +44 (0) 7384 514785 robin.sidders@iginsure.com Ahmad Jabsheh Assistant Vice President, Investor Relations +96265662082 ahmad.jabsheh@iginsure.com iginsure.com